                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            DALEEN TECHNOLOGIES, INC.
                            -------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    23437N10
                                    --------
                                 (CUSIP Number)

                             Douglas E. Scott, Esq.
                    Senior Vice President and General Counsel
                 Science Applications International Corporation
                            10260 Campus Point Drive
                               San Diego, CA 92121
                                 (858) 826-7325
                 ----------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 With a copy to:

                              Aloma H. Avery, Esq.
                                 Senior Counsel
                 Science Applications International Corporation
                            10260 Campus Point Drive
                               San Diego, CA 92121
                               Tel: (858) 826-6000

                                  JUNE 7, 2001
                         ---------------------------------
               (Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ofss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (CONTINUED ON FOLLOWING PAGE(S))

CUSIP No. 23437N10
--------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS:  Science Applications International Corporation
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:                     95-3630868

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [__]
                                                                        (b) [__]
--------------------------------------------------------------------------------
  3  SEC USE ONLY
--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A
--------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                           [__]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
--------------------------------------------------------------------------------
                       7  SOLE VOTING POWER                         None
  NUMBER OF SHARES     ---------------------------------------------------------
BENEFICIALLY OWNED BY  8  SHARED VOTING POWER                       11,711,215
EACH REPORTING PERSON  ---------------------------------------------------------
        WITH           9  SOLE DISPOSITIVE POWER                    None
                       ---------------------------------------------------------
                       10 SHARED DISPOSITIVE POWER                  11,711,215
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     11,711,215
--------------------------------------------------------------------------------
  12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                              [ ]
--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    37.5%
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              CO
--------------------------------------------------------------------------------

CUSIP No. 23437N10
--------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS:                SAIC Venture Capital Corporation
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:                     88-0447177

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [__]
                                                                        (b) [__]
--------------------------------------------------------------------------------
  3  SEC USE ONLY
--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                       WC
--------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                           [  ]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION        Nevada
--------------------------------------------------------------------------------
                       7  SOLE VOTING POWER                         None
  NUMBER OF SHARES     ---------------------------------------------------------
BENEFICIALLY OWNED BY  8  SHARED VOTING POWER                       11,711,215
EACH REPORTING PERSON  ---------------------------------------------------------
        WITH           9  SOLE DISPOSITIVE POWER                    None
                       ---------------------------------------------------------
                       10 SHARED DISPOSITIVE POWER                  11,711,215
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                            11,711,215
--------------------------------------------------------------------------------
  12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                             [  ]
--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)                                                 37.5%
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock") of Daleen Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 902 Clint Moore Road, Boca Raton, Florida 33487.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) This Schedule 13D is being filed jointly by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) Science Applications International Corporation, a Delaware corporation ("SAIC"), 10260 Campus Point Drive, San Diego, California 92121; and (ii) SAIC Venture Capital Corporation, a Nevada corporation and wholly owned subsidiary of SAIC, 3993 Howard Hughes Parkway, Suite 570, Las Vegas, Nevada 89109 ("SVCC" and, together with SAIC, the "Reporting Persons").

         The following information with respect to each executive officer and director of SAIC and SVCC is set forth in Appendix A hereto, which is incorporated herein by reference: (i) name; (ii) business address; (iii) principal occupation or employment; and (iv) name of any corporation or other organization in which such employment is conducted, together with the principal business address of any such corporation or organization other than SAIC or SVCC for which such information is set forth above.

         (d)-(f) During the last five years, neither SAIC nor SVCC nor, to the best of their knowledge, any of the persons listed in Appendix A attached hereto has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. To the knowledge of SAIC and SVCC, each of the individuals listed in Appendix A attached hereto is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 30, 2001, SVCC entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") pursuant to which it agreed to purchase 67,604 shares of the Issuer's Series F Preferred Stock ("Series F Preferred") and Warrants (the "Series F Warrants") exercisable for 27,042 shares of Series F Preferred for an aggregate purchase price of $7,500,000 (the "Private Placement"). SVCC deposited the full purchase price in escrow in accordance with an Escrow Agreement dated March 30, 2001, pending receipt of approval from the Issuer's stockholders to the Private Placement. Such approval was received, and the purchase of the Series F Preferred and the Series F Warrants was consummated, on June 7, 2001.

         The funds used to purchase the Series F Preferred and Series F Warrants were derived from SVCC's working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the purchase of the Series F Preferred and Series F Warrants reported herein is for investment.

         (a) - (c) Not applicable.

         (d) Neil E. Cox is presently a director of the Issuer. On June 4, 2001, Mr. Cox joined SAIC as an employee. Mr. Cox has indicated his intention to resign as a director of the Issuer as soon as is practical.

         (e) - (j) Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a) SVCC directly owns 2,246,615 shares of Common Stock, 67,604 shares of Series F Preferred with each share immediately convertible into 100 shares of Common Stock and Series F Warrants to purchase 27,042 shares of Series F Preferred with each share immediately convertible into 100 shares of Common Stock. Together these interests represent a total of 11,711,215 shares or approximately 37.5% of the Common Stock of the Issuer. According to the Issuer's Quarterly Report on Form 10-Q for the period ending March 31, 2001 ("10-Q"), filed with the Commission on May 15, 2001, the number of shares of Common Stock outstanding as of May 7, 2001 was 21,794,163 (before giving effect to the 6,760,400 shares of Common Stock issuable upon the conversion of the shares of Series F Preferred held by SVCC and the 2,704,200 shares of Common Stock issuable upon the conversion of the shares of Series F Preferred issuable upon the exercise of the Series F Warrants held by SVCC). For reporting purposes, SAIC may be deemed the beneficial owner of the shares owned by SVCC.

         (b) For reporting purposes, SVCC and SAIC may be deemed to share voting and dispositive powers with respect to the 11,711,215 shares of Common Stock.

         (c)  None.

         (d)  SVCC is a wholly-owned subsidiary of SAIC.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Series F Preferred is convertible into shares of Common Stock. The number of shares of Common Stock issuable upon conversion of a single share of Series F Preferred will be determined by dividing the original price per share of the Series F Preferred, which was $110.94, by the conversion price in effect on the date of conversion. The initial conversion price was $1.1094. However, pursuant to the terms of the Series F Preferred, the conversion price is subject to a one-time adjustment or reset (the "Reset") based on the average market price of the Common Stock after certain earnings releases for the quarter ending June 30, 2001 of the Issuer (the "Reset Price"). As stated in the Issuer's Preliminary Registration Statement filed with the Commission on May 14, 2001, based on an April 10, 2001 earnings release of the Issuer, the Series F Preferred conversion price will be adjusted to $0.9230 per share unless there is a lower Reset Price following a subsequent earnings release for the quarter ending June 30, 2001. In no event will the Series F Preferred conversion price be less than $0.8321 as a result of the Reset. The Series F Preferred will automatically convert into Common Stock at any time after March 30, 2002, if the Common Stock trades on The Nasdaq National Market (the "NASDAQ") at a price per share of at least $3.3282 (three times the initial conversion price) for ten trading days within any twenty trading day period. Otherwise, the Series F Preferred is convertible only at the option of the holder. The Series F Preferred is not subject to automatic conversion if the Issuer's Common Stock is not then listed for trading on NASDAQ or a national securities exchange.

         The holders of Series F Preferred have rights and preferences that are senior to holders of Common Stock in numerous respects. For instance, Series F Preferred holders have a claim against the Issuer's assets senior to the claim of the holders of the Issuer's Common Stock in the event of liquidation, dissolution or winding up. The holders of Series F Preferred also have voting rights entitling them to vote with the holders of the Issuer's Common Stock as a single class and on the basis of 100 votes per share of Series F Preferred, subject to adjustment for any stock split, stock dividend, reverse stock split, reclassification or consolidation of or on the Issuer's Common Stock.

         The Series F Warrants have an exercise price of $166.41 per share of Series F Preferred and are exercisable in whole or in part at the sole discretion of the holder at any time during a period of five years following the closing of the transaction.

         All reference to, and summaries of, the Securities Purchase Agreement and the Escrow Agreement in this Schedule 13D are qualified in their entirety by reference to such documents, the full text of which are filed as Exhibits B and C hereto, respectively, and are incorporated herein by reference. All reference to, and summaries of, the Series F Preferred and the Series F Warrants in this Schedule 13D are qualified in their entirety by reference to the Form of Certificate of Amendment for the Series F Convertible Preferred Stock and the Form of Warrant, the full text of which are filed as Exhibits D and E hereto, respectively, and are incorporated herein by reference.

         On March 30, 2001, SVCC, together with Robertson Stephens, Inc. (the "Placement Agent") and certain other investors (the "Other Investors"), entered into a registration rights agreement (the "Registration Rights Agreement"), granting SVCC, the Placement Agent and Other Investors certain demand and piggy-back registration rights with respect to the Common Stock issuable upon conversion of the Series F Preferred issued pursuant to the Securities Purchase Agreement and upon conversion of the Series F Preferred issuable upon the exercise of the Series F Warrants issued pursuant to the Securities Purchase Agreement. All reference to, and summaries of, the Registration Rights Agreement in this Schedule 13D are qualified in their entirety by reference to such agreement, the full text of which is filed as Exhibit F hereto and is incorporated herein by reference.

         In addition to the acquisition of the Series F Preferred and Series F Warrants reported in this Schedule 13D, SVCC and SAIC previously jointly reported on a Schedule 13G filed with the SEC on December 8, 2000 the beneficial ownership of 2,246,615 shares of Common Stock.

         Except as described in this Schedule 13D, none of the individuals or entities named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Issuer, including but not limited to the transfer of any shares of Common Stock, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A: Agreement as to Joint Filing of Schedule 13D, dated as of June 15, between SAIC and SVCC.

Exhibit B: Securities Purchase Agreement, dated March 30, 2001, by and between Daleen Technologies, Inc. and the Escrow Purchasers named therein (incorporated herein by reference to Exhibit 10.45 to the Issuer's Annual Report on Form 10-K405, SEC File No. 000-27491, filed April 5, 2001).

Exhibit C: Escrow Agreement, dated March 30, 2001, by and between Daleen
           Technologies, Inc. and the Escrow Purchasers named therein (incorporated herein by reference to Exhibit 10.49 to the Issuer's Annual Report on Form 10-K405, SEC File No. 000-27491, filed April 5,
           2001).

Exhibit D: Form of Certificate of Amendment for the Series F Convertible
           Preferred Stock (incorporated herein by reference to Exhibit 10.46 to the Issuer's Annual Report on Form 10-K405, SEC File
           No. 000-27491, filed April 5, 2001).

Exhibit E: Form of Warrant (incorporated herein by reference to Exhibit
           10.47 to the Issuer's Annual Report on Form 10-K405, SEC File No. 000-27491, filed April 5, 2001).

Exhibit F: Registration Rights Agreement, dated March 30, 2001, by and between Daleen Technologies, Inc. and the Escrow Purchasers named therein (incorporated herein by reference to Exhibit 10.48 to the Issuer's Annual Report on Form 10-K405, SEC File No. 000-27491, filed April 5, 2001).

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  June 15, 2001.

                                   SCIENCE APPLICATIONS INTERNATIONAL
                                   CORPORATION



                                   By /s/ Douglas E. Scott
                                     -------------------------------------
                                      Douglas E. Scott
                                      Senior Vice President and General Counsel


                                   SAIC VENTURE CAPITAL CORPORATION



                                   By /s/ Kevin A. Werner
                                     -------------------------------------
                                      Kevin A. Werner
                                      President and Managing Director

                                   APPENDIX A

                        DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth the name, business address and present principal occupation or employment of each of the directors of Science Applications International Corporation ("SAIC"). To the knowledge of SAIC, each director listed below is a United States citizen.

                                                                     NAME, PRINCIPAL BUSINESS AND
                                                                    ADDRESS OF CORPORATION OR OTHER
                                                                   ORGANIZATION IN WHICH EMPLOYMENT
     NAME                         PRINCIPAL OCCUPATION                        IS CONDUCTED
----------------------------------------------------------------------------------------------------
Duane P. Andrews       Corporate Executive Vice President and     Science Applications International
                       Director of SAIC                           Corporation
                                                                  1710 SAIC Drive
                                                                  McLean, VA  22102

J. Robert Beyster      Chairman of the Board, Chief Executive     Science Applications International
                       Officer, President and Director of SAIC    Corporation
                                                                  1241 Cave Street
                                                                  La Jolla, CA  92037

Wolfgang H. Demisch    Managing Director of Dresdner Kleinwort    Dresdner Kleinwort Wasserstein
                       Wasserstein, an investment bank            31 West 52nd Street, 27th Floor
                                                                  New York, NY  10019

David W. Dorman        President of AT&T Corp.                    AT&T Corp.
                                                                  295 North Maple Avenue
                                                                  Room 4342L1
                                                                  Basking Ridge, NJ  07920

Wayne A. Downing       Director of SAIC                           Science Applications International
                                                                  Corporation
                                                                  101 N. Tejon Street, Suite 400
                                                                  Colorado Springs, CO  80903

John E. Glancy         Executive Vice President and Director      Science Applications International
                                                                  Corporation
                                                                  10260 Campus Point Drive
                                                                  San Diego, CA  92121

Bobby R. Inman         Director of SAIC                           Science Applications International
                                                                  Corporation
                                                                  701 Brazos Suite 500
                                                                  Austin, TX  78701

Anita K. Jones         Professor, Dept. of Computer Science,      University of Virginia
                       University of Virginia                     151 Engineer's Way
                                                                  Charlottesville, VA  22901

Harry M. Jansen        Chairman and Chief Executive Officer ,     Baxter International, Inc.
Kraemer, Jr.           Baxter International, Inc., a health       One Baxter Parkway
                       care products, systems and services        Deerfield, IL  60015
                       company


                                  Page 8 of 12


Claudine B. Malone     President, Financial Management            Financial Management Consulting,
                       Consulting, Inc., a consulting company     Inc.
                                                                  7570 Potomac Fall Road
                                                                  McLean, VA  22102

Stephen D. Rockwood    Executive Vice President and Director of   Science Applications International
                       SAIC                                       Corporation
                                                                  16701 West Bernardo Drive
                                                                  San Diego, CA  92127

Louis A. Simpson       President and Chief Executive Officer,     Plaza Investment Managers, Inc.
                       Capital Operations                         5951 La Sendita, Bld. A
                       GEICO Corporation, an insurance company    Rancho Santa Fe, CA  92067

Richard C. Smith, Jr.  Chief Executive Officer, Telcordia         Telcordia Technologies, Inc.
                       Technologies, Inc., a wholly-owned         445 South Street
                       subsidiary of SAIC                         Morristown, NJ  07960

Monroe E. Trout        Director of SAIC                           2110 Cove View Way
                                                                  Knoxville, TN  37919

Joseph P. Walkush      Executive Vice President and Director      Science Applications International
                                                                  Corporation
                                                                  1241 Cave Street
                                                                  La Jolla, CA  92037

John J. Warner, Jr.    Corporate Executive Vice President and     Science Applications International
                       Director                                   Corporation
                                                                  10260 Campus Point Drive
                                                                  San Diego, CA  92121

Jasper A. Welch        President of Jasper Welch Associates, a    2129 Foothill Road
                       consulting firm                            Santa Fe, NM  87505

A. Thomas Young        Director of SAIC                           12921 Esworthy Road
                                                                  N. Potomac, MD  20878


         The following table sets forth the name, business address and title of each of the executive officers of SAIC, excluding executive officers who are also directors. To the knowledge of SAIC, each officer listed below is a United States citizen. Unless otherwise indicated, the business address of each person named below is c/o Science Applications International Corporation, 10260 Campus Point Drive, San Diego, California 92121.


      NAME              TITLE (AND ADDRESS, IF OTHER THAN AS INDICATED ABOVE)
Thomas E. Darcy         Executive Vice President and Chief Financial Officer
                        Science Applications International Corporation
                        1241 Cave Street
                        La Jolla, CA  92037



                                  Page 9 of 12




Steven P. Fisher        Corporate Vice President and Treasurer

Donald H. Foley         Executive Vice President
                        Science Applications International Corporation
                        1710 SAIC Drive
                        McLean, VA  22102

J. Dennis Heipt         Corporate Executive Vice President and Secretary

Peter N. Pavlics        Senior Vice President and Controller

William A. Roper, Jr.   Corporate Executive Vice President
                        Science Applications International Corporation
                        1200 Prospect Street
                        La Jolla, CA  92037

Robert A. Rosenberg     Executive Vice President
                        Science Applications International Corporation
                        1710 SAIC Drive
                        McLean, VA  22102

Douglas E. Scott        Senior Vice President and General Counsel

Arthur L. Slotkin       Executive Vice President


         The following table sets forth the name, business address and present principal occupation or employment of each of the directors of SAIC Venture Capital Corporation ("SVCC"). To the knowledge of SVCC, each director listed below is a United States citizen.

                                                                             NAME, PRINCIPAL BUSINESS AND
                                                                            ADDRESS OF CORPORATION OR OTHER
                                                                           ORGANIZATION IN WHICH EMPLOYMENT
            NAME                         PRINCIPAL OCCUPATION                        IS CONDUCTED
----------------------------   --------------------------------------     ----------------------------------
J. Robert Beyster (Chairman)   Chairman of the Board, Chief Executive     Science Applications International
                               Officer, President and Director of SAIC    Corporation
                                                                          1241 Cave Street
                                                                          La Jolla, CA  92037

Wolfgang H. Demisch            Managing Director of Dresdner Kleinwort    Dresdner Kleinwort Wasserstein
                               Wasserstein, an investment bank            31 West 52nd Street, 27th Floor
                                                                          New York, NY  10019

Grant Dove                     Chairman, Technology Strategies &          Technology  Strategies & Alliances
                               Alliances                                  15301 Dallas Parkway, Suite 840
                                                                          Addison, TX  75001

J. Dennis Heipt                Corporate Executive Vice President and     Science Applications International
                               Secretary of SAIC                          Corporation
                                                                          10260 Campus Point Drive
                                                                          San Diego, CA  92121



                                  Page 10 of 12


William A. Roper, Jr.          Corporate Executive Vice President of      Science Applications International
                               SAIC                                       Corporation
                                                                          1200 Prospect Street
                                                                          La Jolla, CA  92037

Louis A. Simpson               President and Chief Executive Officer,     Plaza Investment Managers, Inc.
                               Capital Operations                         5951 La Sendita, Bld. A
                               GEICO Corporation, an insurance company    Rancho Santa Fe, CA  92067

Kevin A. Werner                President and Managing Director of SVCC    SAIC Venture Capital Corporation
                                                                          3993 Howard Hughes Parkway
                                                                          Suite 570
                                                                          Las Vegas, NV 89109

A. Thomas Young                Director of SAIC                           12921 Esworthy Road
                                                                          N. Potomac, MD  20878


         The following table sets forth the name, business address and title of each of the executive officers of SVCC, excluding executive officers who are also directors. To the knowledge of SAIC, each officer listed below is a United States citizen. Unless otherwise indicated, the business address of each person named below is c/o SAIC Venture Capital Corporation, 3993 Howard Hughes Parkway, Suite 570, Las Vegas, Nevada 89109.


      NAME           TITLE (AND ADDRESS, IF OTHER THAN AS INDICATED ABOVE)
Cynthia L. Casale    Treasurer and Assistant Secretary
Palmer B. Ford       Vice President and Managing Director
Robert R. Lind       Vice President and Managing Director

                                    EXHIBIT A

                  AGREEMENT AS TO JOINT FILING OF SCHEDULE 13D

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing, on behalf of each of them, of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Daleen Technologies, Inc. Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness of accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  June 15, 2001


                            SCIENCE APPLICATIONS INTERNATIONAL CORPORATION



                            By /s/ Douglas E. Scott
                              -------------------------------------
                               Douglas E. Scott
                               Senior Vice President and General Counsel


                            SAIC VENTURE CAPITAL CORPORATION



                            By /s/ Kevin A. Werner
                              -------------------------------------
                               Kevin A. Werner
                               President and Managing Director


                                  Page 12 of 12